Exhibit 99.1

VIA optronics AG Reports Unaudited Third Quarter 2021 Results

Total Q3 2021 revenue rose 13.3% year over year

Nuremberg, Germany: November 17, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced unaudited financial results for the third quarter ended September 30, 2021. The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

“We are pleased to report an increase in revenue and positive EBITDA in the third quarter despite ongoing headwinds due to component shortages and supply challenges,” said Jürgen Eichner, CEO & Founder of VIA. “We plan to continue executing on our strategy with a goal of moving towards our €500 million annual revenue target within five years under the assumptions that current market constraints will be resolved. We hope to continue gaining traction in the EV market as companies build out their supply chain, and we believe our latest business award with a British electric vehicle manufacturer to design, develop, and produce a bundle of three variant cameras is a great testament to the strength of our solutions. Total third quarter revenue in the automotive and industrial markets increased significantly year over year and represented 42% and 41% of our total revenue, respectively. We believe strategic investments in R&D will help us to secure long-term growth.”

Third Quarter 2021 Financial Highlights

●	Total revenue of €49.4 million increased 13.3% year-over-year
●	Display Solutions revenue of €42.1 million increased 17.3% year-over-year
●	Sensor Technologies revenue of €7.3 million decreased 5.2% year-over-year
●	Gross profit margin of 13.8% compared to 14.7% in the third quarter of 2020
●	EBITDA of €1.1 million compared to €3.5 million in the third quarter of 2020

“We recorded significant revenue from our automotive customers, which increased 137% year-over-year, confirming our approach of investing in this sector. We are focused on driving top line growth and gross margin expansion. Reduced margins in the third quarter compared to last year were primarily due to higher component and logistics costs, which we are working on mitigating. We remain committed to disciplined expense management while still investing for future growth to drive profitability,” said Dr. Markus Peters, CFO of VIA.

Third Quarter 2021 Financial Summary

Total revenue of €49.4 million increased 13.3% from €43.6 million in the third quarter of 2020. The increase was driven by growth in the Company’s Display Solutions segment. Display Solutions revenue of €42.1 million increased by 17.3% from €35.9 million in the third quarter of 2020, driven primarily by growth in automotive revenue as well as increased industrial sales. Sensor Technologies revenue of €7.3 million decreased by 5.2% from €7.7 million in the third quarter of 2020, due to a more challenging environment in the consumer end market caused by ongoing uncertainty regarding LCD display supply.

Revenue from the automotive end market grew 137% year over year and accounted for 42% of Display Solutions revenue in the third quarter. Revenue related to the Industrial and specialized applications end market grew 11% year over year and accounted for 41% of Display Solutions revenue, compared to 43% of revenue in the third quarter of 2020. Revenue related to the consumer end market accounted for 17% of Display Solutions revenue, compared to 36% of revenue in the third quarter of 2020.

Gross profit margin decreased to 13.8% from 14.7% in the third quarter of 2020. Display Solutions gross profit margin of 11.7% decreased from 14.2% in the third quarter of 2020, due to sales mix and increased costs associated with the global component shortages. Sensor Technologies gross profit margin of 26.0% rose from 16.9% in the third quarter of 2020, primarily driven by enhanced utilization of existing internal production capacities.

Research and development expenses increased to €1.5 million from €0.4 million in the third quarter of 2020 driven by increased investments in our existing R&D capacity to prepare for future growth. Selling expenses increased to €1.2 million from €1.1 million in the third quarter of 2020 due to higher sales volumes. General and administrative expenses of €5.1 million increased from €3.4 million, due to public company expenses and increased headcount to support the Company’s growth plans.

Operating loss of €0.3 million compared to operating income of €1.7 in the third quarter 2020.

Net loss of €0.9 million, or a loss of €0.19 per basic and diluted share, compared to net profit of €1.5 million, or earnings of €0.47 per basic and diluted share, in the third quarter of 2020.

EBITDA of €1.1 million compared to EBITDA of €3.5 million in the third quarter of 2020. Display Solutions EBITDA of €0.0 million compared to €2.1 million in the third quarter of 2020. Sensor Technologies EBITDA of €1.1 million compared to €1.4 million in the third quarter of 2020.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures" including a reconciliation of EBITDA on a consolidated basis to operating income (loss), the comparable IFRS measure, as well a reconciliation of EBITDA on a segment basis in the Segment Information section below.

Allocation of Costs

In connection with the preparation of the unaudited financial results for the second quarter ended June 30, 2021, management reviewed the allocation of certain expense items and, beginning in that quarter, decided to adjust the allocation primarily resulting in a reallocation of specific personnel costs from general and administrative expenses to selling expenses and research and development expenses, respectively. No adjustments were made to historical periods as the impact of a retrospective reallocation of expenses on the historical periods is immaterial. Historically reported EBITDA results are not affected by the reallocation.

Specifically:

●	for the three months ended September 30, 2020, a retrospective application of the reallocations would have had no impact on gross profit or operating (loss)/income and would have resulted in a decrease in general and administrative expenses of approximately €0.8 million and an increase in research and development expenses of approximately €0.2 million and an increase in selling expenses of approximately €0.6 million.

Outlook

For the fourth quarter of 2021, VIA expects to achieve total revenue of €40 million to €45 million. Due to a sudden impact of global component shortages in certain segments of the industrial and consumer markets, the Company now expects revenue growth of about 15% for the full year 2021 compared to 2020. While VIA is working to mitigate these impacts, the Company’s projections will depend significantly on the development of global component shortages as well as constrained global shipping capacity, and supply chain related changes, which influence the demand for VIA’s products. The outlook also reflects continued uncertainty related to the ongoing impact of COVID-19. These forward-looking statements are based on current expectations and actual results may differ materially. Please refer to the note below on the forward-looking statements and the risks involved with such statements. VIA optronics disclaims any obligation to update these forward-looking statements.

Change of Auditor

VIA’s audit committee has recommended to the supervisory board that it propose PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PWC”) and BDO AG Wirtschaftsprüfungsgesellschaft AG with a preference for PWC as the Company’s auditor for election at the Company’s upcoming annual general meeting. The Company’s auditor, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”), resigned on September 9, 2021. The financial results for the third quarter ended September 30, 2021 have been neither audited or reviewed.

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time today, November 17, 2021. The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company's earnings press release. The dial-in numbers for the call are +1 760-294-1674 (USA), +44 203-059-8128 (UK), or +49 695-660-3600 (Germany). Please ask to be connected to the VIA optronics AG call. An archived version of the webcast will be available on the VIA Investor Relations website.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version of the Annual Report at VIA optronics` Investors Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement,, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

Investor Relations

The Blueshirt Group

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Media Contact

Alexandra Müller-Plötz

Amueler-ploetz@via-optronics.com

+49 911 597 575-302

VIA optronics AG Reports Unaudited Third Quarter 2021 Results

Total Q3 2021 revenue rose 13.3% year over year

VIA optronics AG

Consolidated Statement of Financial Position

	September 30,	December 31,
Millions of EUR	2021	2020
Assets

Non-current assets	26.2	21.5
Intangible assets	4.5	4.1
Property and equipment	20.6	16.8
Other financial assets	—	0.2
Deferred tax assets	1.1	0.4

Current assets	128.8	128.4
Inventories	32.6	17.3
Trade accounts receivables	36.9	26.4
Current tax assets	0.2	0.1
Other financial assets	—	—
Other non-financial assets	4.3	3.6
Cash and cash equivalents	54.8	81.0

Total assets	155.0	149.9

Equity and liabilities

Equity attributable to equity holders of the parent	72.6	77.6
Share capital	4.5	4.5
Subscribed capital	—	—
Capital reserve	83.3	83.4
(Accumulated Deficit) / Retained earnings	(16.2)	(9.9)
Currency translation reserve	1.0	(0.4)

Non-controlling interests	0.7	0.3

Total Equity	73.3	77.9

Non-current liabilities	10.0	9.3
Loans	1.6	1.6
Provisions	0.1	0.1
Lease liabilities	8.3	7.6
Deferred tax liabilities	—	—

Current liabilities	71.7	62.7
Loans	30.3	20.6
Trade accounts payable	28.5	30.6
Current tax liabilities	1.2	1.3
Provisions	1.0	0.6
Lease liabilities	1.8	1.6
Other financial liabilities	5.3	4.1
Other non-financial liabilities	3.6	3.9

Total equity and liabilities	155.0	149.9

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Millions of EUR	2021	2020	2021	2020
Revenue	49.4	43.6	134.5	108.5

Cost of sales	(42.6)	(37.2)	(116.8)	(92.4)

Gross profit	6.8	6.4	17.7	16.1

Selling expenses	(1.2)	(1.1)	(3.8)	(3.3)

General administrative expenses	(5.1)	(3.4)	(14.7)	(9.8)

Research and development expenses	(1.5)	(0.4)	(4.5)	(1.5)

Other operating income	3.4	1.4	7.7	3.0

Other operating expenses	(2.7)	(1.2)	(6.3)	(2.4)

Operating (loss)/income	(0.3)	1.7	(3.9)	2.1

Financial result	(0.2)	(0.3)	(0.8)	(1.0)

(Loss)/Profit before tax	(0.5)	1.4	(4.7)	1.1

Income tax expenses	(0.4)	0.1	(1.1)	(0.5)

Net (loss)/profit after taxes from continuing operations	(0.9)	1.5	(5.8)	0.6
Adjustments:
Financial result	(0.2)	(0.3)	(0.8)	(1.0)

Foreign exchange gains (losses) on intercompany indebtedness	—	—	—	—

Income tax expenses	(0.4)	0.1	(1.1)	(0.5)

Depreciation	(1.4)	(1.8)	(4.5)	(5.3)

EBITDA	1.1	3.5	0.6	7.4

VIA optronics AG

Earnings Per Share

	Three	Three
	Months	Months
	Ended	Ended
	September 30,	September 30,
EUR	2021	2020
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(0.9)	1.4
Weighted average of shares outstanding	4,530,701	3,068,681
Earnings/(loss) per share in EUR (basic and diluted)	(0.19)	0.47

VIA optronics AG

Segment Information

2021:

Nine Months Ended
September 30, 2021	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	115.2	19.3	134.5	—	134.5

Inter-segment revenues	—	3.0	3.0	(3.0)	—

Total revenues	115.2	22.3	137.5	(3.0)	134.5

Gross profit	12.5	5.2	17.7	—	17.7

Operating income (loss)	(5.5)	1.6	(3.9)		(3.9)

Depreciation and amortization	2.5	2.0	4.5	—	4.5

EBITDA	(3.0)	3.6	0.6	—	0.6

Three Months Ended
September 30, 2021	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	42.1	7.3	49.4	—	49.4

Inter-segment revenues	—	0.7	0.7	(0.7)	—

Total revenues	42.1	8.0	50.1	(0.7)	49.4

Gross profit	4.9	1.9	6.8	—	6.8

Operating income (loss)	(0.9)	0.6	(0.3)	—	(0.3)

Depreciation and amortization	0.9	0.5	1.4	—	1.4

EBITDA	—	1.1	1.1	—	1.1

2020:

Nine Months Ended
September 30, 2020	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	89.2	19.2	108.5	—	108.5

Inter-segment revenues	—	2.3	2.3	(2.3)	—

Total revenues	89.2	21.5	110.8	(2.3)	108.5

Gross profit	12.7	3.4	16.1	—	16.1

Operating income (loss)	1.7	0.4	2.1	—	2.1

Depreciation and amortization	1.9	3.4	5.3	—	5.3

EBITDA	3.6	3.8	7.4	—	7.4

Three Months Ended
September 30, 2020	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	35.9	7.7	43.6	—	43.6

Inter-segment revenues	—	0.7	0.7	(0.7)	—

Total revenues	35.9	8.4	44.3	(0.7)	43.6

Gross profit	5.1	1.3	6.3	0.1	6.4

Operating income (loss)	1.5	0.2	1.7	—	1.7

Depreciation and amortization	0.6	1.2	1.8	—	1.8

EBITDA	2.1	1.4	3.5	—	3.5